UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

SEGWAY IV CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

4400 ROUTE 9, 2ND FLOOR
FREEHOLD, NEW JERSEY   07728 (732) 409-1212

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

DECEMBER 18, 2002

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		JAGUAR COMMUNICATIONS, INC.

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	5,250,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	5,250,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,250,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	CO

ITEM 1.      SECURITY ISSUER.

Segway IV Corp.
Common Stock, $.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728

ITEM 2.      IDENTITY AND BACKGROUND.

(a), (f)	This statement on Schedule 13D is filed by Jaguar Communications, Inc. (“Jaguar”), a Minnesota corporation. The directors and executive officers of Jaguar, each of whom is a citizen of the United States, are: Donny Smith - CEO and Director; Andrew T. Tanabe Chief Operations Officer and Director; Carl F. Schick - Chief Technology Officer and Director; John C. Pegg - Chief Knowledge Officer and Director; Jay Clark - CFO and Director; Art Birdseye - Director; and Gus Chafoulias - Director. Shareholders of Jaguar holding 5% or more of the voting shares and ownership shares of Jaguar, respectively. are as follows: Donny Smith - 15.47% voting, 15.11% ownership; Andrew T. Tanabe - 15.15% voting, 14.75% ownership ; Carl F. Schick - 14.31% voting, 14% ownership; John C. Pegg - 11.55% voting, 11.26% ownership; Jay K. Clark - 10.25% voting, 9.76% ownership; Klee Smith - 8.65% voting, 8.13% ownership; and New Media Ventures - 7.69% voting, 7.23% ownership. Amit Shah is the sole shareholder of New Media Ventures.

(b)	Principal executive office of Jaguar and the principal business address of each of the officers and directors of Jaguar is 213 South Oak Avenue, Owatonna, Minnesota 55060.

(c)	Jaguar’s principal business is as a competitive local exchange carrier. It provides local telephone lines for both residential customers and business customers. It also provides long distance services, DSL, transport and interconnect services.

(d)-(e)	During the last five years, neither Jaguar nor any of Jaguar’s directors and officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Jaguar, the Reporting Person, acquired the shares of Issuer from 2 shareholders of the Issuer purchasing 5,250,000 shares and paying a total sum of $12,500.00 from its working capital.

ITEM 4.      PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is part of a sale by the previous shareholders of shares of the Issuer. Common stock is the only outstanding class of shares of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Jaguar acquired 5,250,000 of the issued and outstanding common shares of the Issuer. After Jaguar's acquisition, such amount represented 100% of the total issued and outstanding common shares of the Issuer. Since Jaguar owns 100% of the total issued and outstanding common shares of the Issuer, the 5% or greater shareholders of Jaguar indirectly own the following issued and outstanding common shares of the Issuer: Donny Smith - 15.11% or 793,275 shares; Andrew T. Tanabe - 14.75% or 774,375 shares; Carl F. Schick - 14% or 735,000 shares; John C. Pegg - 11.26% or 591,150 shares; Jay K. Clark - 9.76% or 512,400 shares; Klee Smith - 8.13% or 426,825 shares; and New Media Ventures - 7.23% or 379,575 shares.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

(1)     Stock Purchase Agreement between Reporting Person and Richard I. Anslow.
(2)     Stock Purchase Agreement between Reporting Person and William Whittle.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2002

Date

/s/  Andrew T. Tanabe

Signature

Andrew T. Tanabe
Chief Operations Officer

Name and Title